FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of October 2003

<u>KERZNER INTERNATIONAL LIMITED</u>
(Translation of registrant's name into English)

<u>Coral Towers, Paradise Island, The Bahamas</u>
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F   <u> X </u>   Form 40-F <u>   </u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes <u>   </u>   No <u> X </u>

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 file on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2003   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99(1)	Press Release on October 23, 2003 Kerzner Announces Third Quarter Results

Exhibit 99(1)



FROM: Kerzner International Limited
              The Bahamas
              Contact: Omar Palacios
              Tel: +1.242.363.6016
              Email: Omar.Palacios@kerzner.com

<u>**FOR IMMEDIATE RELEASE**</u>

KERZNER ANNOUNCES THIRD QUARTER RESULTS

- *DILUTED EPS OF $0.22 COMPARED TO NET LOSS PER SHARE OF $0.02 ACHIEVED LAST YEAR*

- *ADJUSTED EPS OF $0.27 COMPARED TO $0.08 ACHIEVED LAST YEAR*

- *PARADISE ISLAND REPORTS RECORD THIRD QUARTER REVENUE AND EBITDA*

- *CONSTRUCTION OF PHASE III-A IN THE BAHAMAS COMMENCES IN QUARTER*

- *KERZNER TO ACQUIRE ADDITIONAL REAL ESTATE ON PARADISE ISLAND*

- *KERZNER ANNOUNCES AGREEMENT TO DEVELOP ATLANTIS, THE PALM IN DUBAI*

PARADISE ISLAND, The Bahamas, October 23, 2003 – Kerzner International Limited (NYSE: KZL) (the "Company") today reported results for the third quarter of 2003. The Company recorded net income in the quarter of $6.5 million, compared to a net loss of $0.4 million for the same period last year resulting in net income per share of $0.22 compared to a net loss per share of $0.02 for the same period last year. Adjusted net income for the quarter was $8.1 million compared to $2.2 million in the same period last year. Adjusted net income per share for the quarter was $0.27 as compared to $0.08 achieved in the same period last year.

Butch Kerzner, President of the Company, commented, "For the second consecutive quarter, Paradise Island reported record levels of gross revenue and EBITDA. We had a terrific summer at Paradise Island, as Atlantis benefited from strong demand in the leisure and casino businesses. These record results were achieved despite closing the One&Only Ocean Club for the month of September to commence construction of Phase III. Our record top line performance at the properties flowed through to the bottom line, as we achieved record EBITDA of $28.4 million, an increase of 17% over last year's previous record of $24.2 million. The continued strength in this business, despite the general soft conditions in the travel market, supports our decision to expand our properties on Paradise Island. We broke ground on Phase III this quarter as we began the expansion of the One&Only Ocean Club. The remaining components of this first phase of the Phase III expansion are on track and expected to begin later this year. We look forward to starting the second phase of this expansion late next year, which ultimately will leverage the physical infrastructure on the island as well as the overall customer demand that we have developed for this destination."

Butch Kerzner continued, "In addition to posting these strong results this quarter at Paradise Island, and commencing the next expansion phase at the property, we also showed significant progress in our growth initiatives outside of Paradise Island. We announced plans to develop Atlantis, The Palm, our second branded Atlantis resort, which is to be located at the center of the The Palm, Jumeirah, a $1.5 billion land reclamation that is one of two man-made islands being developed in Dubai, United Arab Emirates that are expected to be the largest of their kind in the world. We are extremely excited about the prospect of taking the Atlantis brand and product to a more global audience."

Paradise Island

The Company's Paradise Island operations achieved record third quarter gross revenue of $117.7 million and EBITDA of $28.4 million as compared to $112.5 million and $24.2 million, respectively, in the same period last year. Atlantis benefited from a strong July and August as occupancy was 94% and 92%, respectively, which was in line and up 1%, respectively, as compared to the same months last year. August's occupancy results were the highest ever achieved for that month since opening Phase II in late 1998. In September, business levels were below last year, primarily from an anticipated decrease in group business. The pace of group business for 2004 continues to be strong on a year on year basis.

Atlantis's revenue per available room ("RevPAR") for the quarter was $177 as compared to $176 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 79% at a $225 average daily room rate ("ADR"), which compares to an average occupancy of 82% and ADR of $214 in the same period last year.

In the Atlantis Casino, table and slot volumes were strong in the quarter. Table drop decreased by 7% from the same period last year. However, last years results included the effect of the Michael Jordan Celebrity Invitational, which is returning to its customary January slot in 2004. Excluding the estimated effect of this event, table drop was up by 6%. Slot win was also strong, increasing by 5% over the same period last year. Pegasus, the Atlantis Casino's new race and sportsbook, opened in early September. This new casino attraction offers a more complete gaming experience and allows the resort to capitalize on demand in the casino during major United States sporting events that take place during peak visitation periods, such as the Super Bowl and Final Four.

In the quarter, the Company began construction of the approximately $100 million first phase of Phase III ("Phase III-A") with the commencement of construction of three new luxurious villas to the One&Only Ocean Club, along with a high end boardroom meeting facility and kids pool at the resort. The other two major components of Phase III-A include the Marina Village, which includes new restaurants and retail space to be developed around the Atlantis Marina, along with an expansion to Harborside at Atlantis ("Harborside"), which will add approximately 120 two-bedroom suites to the existing timeshare project. Development planning is underway for Marina Village and the Harborside expansion and construction of these projects is expected to commence by early 2004. The additions to the One&Only Ocean Club are expected to be completed in time for the 2005 high season. Construction on the $500 million second phase of Phase III ("Phase III-B"), which includes a 1,200-room hotel, is expected to commence by the end of 2004, with completion expected by Christmas 2006.

In the quarter, the Company took an important step toward acquiring strategically located real estate adjacent to Atlantis. The Company announced that it had entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $40 million. This resort, which includes an existing 306-room hotel, spans Paradise Island between Nassau Harbour on the south side and the ocean on the north side with a prime beachfront location. The approximately 20-acre site borders the eastern boundary of the proposed site of the new hotel that is part of Phase III-B and is therefore ideally positioned for future expansion of the Company's investments on Paradise Island. The transaction is subject to closing conditions, including relevant governmental approvals.

Atlantis, The Palm

In the quarter, the Company announced it had agreed to form a joint venture with Nakheel LLC, the developer of The Palm, to create Atlantis, The Palm, a $650 million development project in Dubai, United Arab Emirates. The first phase of this project is expected to include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. The agreement also provides for an additional 25 acres of land for future development that would ultimately enable Atlantis, The Palm to grow its room capacity to at least 2,000 rooms.

Architectural and conceptual planning is under way for Atlantis, The Palm. Construction is expected to commence before the end of 2004 and it is anticipated that the project will be completed by early 2007. The agreement provides for the initial development of Atlantis, The Palm, which is expected to include:

- A 1,000-room luxury hotel that will have impressive views of The Palm, Jumeirah, and will have some unusual and distinctive architectural features, as is the case at Atlantis, Paradise Island; and

- An extensive water-theme park, the largest in the region, with capacity for over 5,000 daily visitors, that will also include one of the world's largest man-made marine habitats, a snorkel trail, a swim-with-the-dolphins encounter program, an array of water slides and The Dig, an Atlantis-themed "archeological" experience.

The Company and Nakheel have jointly agreed to invest a total of $120 million in the form of equity financing in the project with the balance of the financing expected to be raised at the local level and which may include an equity component. As part of this transaction, the Company has agreed to enter into a development services agreement, for which it expects to earn a development fee of $15 million, and a long-term management agreement with the joint venture company. This transaction is subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Connecticut

Mohegan Sun reported slot revenues in the quarter of $212.7 million, an increase of 6% compared to the same period last year. Slot win per unit per day was $383 for the quarter, a 9% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the growing Connecticut slots market to nearly 50%. In the quarter, the Connecticut market grew by 4% over the same period last year.

Trading Cove Associates ("TCA"), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. The Company recorded income from TCA of $9.5 million in the quarter compared to $8.5 million reported in the same period last year.

One&Only Resorts

The One&Only Ocean Club, the Company's luxury resort hotel on Paradise Island, performed very well during the quarter. The resort achieved an average occupancy of 82% and an ADR of $563. The resort was temporarily closed in the quarter on September 2 in order to commence construction of the Ocean Club expansion. For July and August combined, RevPAR at the Ocean Club was up a strong 11% as compared to the same period last year. The resort was re-opened on October 6.

Paul O'Neil, CEO of the Company's Paradise Island business, commented, "The One&Only Ocean Club had an outstanding summer, achieving its sixth consecutive quarter of record RevPAR. Against the backdrop of these strong results, we started construction of the three new luxury villas in the third quarter. We are confident that these new villas will be extremely popular and will also further establish the One&Only brand at the highest end of the travel market."

In the quarter, the Company earned fees of $1.7 million from its non-Paradise Island luxury resort operations, as compared to $0.9 million in the same period last year. Business trends have improved in the Indian Ocean and Dubai as results have rebounded following the end of the war in Iraq. On a comparable basis, which excludes results for those resorts that were not open for all of both periods, the Company experienced a RevPAR increase in its non-Paradise Island luxury resort properties in the quarter of 16% over the same period last year.

The One&Only properties in the Indian Ocean experienced strong business levels, as the refurbishment of the One&Only Le Touessrok has been favorably received following its re-introduction late last year. Also in the Indian Ocean, the One&Only Kanuhura has achieved excellent results as it has benefited from favorable travel trends to the Maldives. In Dubai, the

One&Only Royal Mirage continued to achieve the highest RevPAR in its market and has managed to increase RevPAR despite doubling the number of rooms this year.

As previously announced, a major initiative was taken to launch the One&Only brand in Europe. Accordingly, the associated advertising costs have impacted the results in the quarter. The Company reported an EBITDA loss from luxury resort operations, excluding the One&Only Ocean Club, of $1.3 million as compared to a loss of $0.3 million of EBITDA for the same period last year. These higher marketing expense levels are not expected to continue into next year.

Construction of the One&Only Palmilla, the Company's 50%-owned luxury resort in Los Cabos, Mexico, remains on schedule for an early 2004 grand reopening. The resort was closed at the end of the first quarter in order to commence an expansion project that will increase the room count from 115 rooms to 172 rooms and will significantly upgrade the amenities and public areas. The expansion is subject to obtaining all necessary local permits and approvals.

In the quarter, the Company also announced the appointment of seasoned hospitality executive J.T. Kuhlman as Chief Executive Officer of One&Only Resorts. Mr. Kuhlman will have global responsibility for the strategic development of One&Only Resorts, including future resort acquisitions, joint ventures, partnerships and management contracts, and overall responsibility for the management and development of the One&Only team.

"The appointment of J.T. Kuhlman to One&Only Resorts represents a serious commitment on our part to grow the One&Only brand significantly over the next five years," commented Butch Kerzner. "J.T. and his team will play a crucial role in maintaining and building on the superior quality product of our resorts to ensure that One&Only becomes the finest luxury resort company in the world."

Liquidity

At the end of the quarter, the Company held $41.4 million in cash and cash equivalents, including $1.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $400.5 million, which is essentially comprised of $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. The Company's Revolving Credit Facility is undrawn and the Company has commitments from its lenders for $262 million available under this credit facility, which is net of a $38 million guaranty in respect to the redevelopment of the One&Only Palmilla. The Company expects to begin discussions in 2004 with its lenders and anticipates that it will enter into a new credit facility as part of a financing package for future phases of development.

The Company sold its debt securities in London Clubs International that it purchased in 2002, for $13.3 million and recognized a $0.8 million loss on this transaction which has been included in the accompanying condensed consolidated statement of operations. The Company has also advanced $7.5 million in the form of mezzanine financing related to the development of a One&Only luxury resort in the Maldives. The Company will receive LIBOR plus 500 basis points on these advances. These advances are secured by resort assets and rank second in priority to any senior bank local project financing.

In the quarter, the Company incurred $16.4 million in capital expenditures, and has funded $35.9 million for the year to date. In the fourth quarter, the Company anticipates it will fund between $20 million and $25 million in capital expenditures mainly related to Phase III-A at Paradise Island.

As of September 30, 2003, shareholders' equity was $812.8 million and the Company had 28.7 million Ordinary Shares outstanding.

UK Gaming

The gaming license in Northampton that the Company agreed to acquire from London Clubs has been recently renewed. The Company has submitted its filings to the British Gaming Board, and expects the license to be transferred by the end of the first quarter 2004. The Company ultimately expects to develop and operate a 30,000 square foot facility in Northampton, which is approximately 75 miles from London.

Conference Call Announcement

The Company will hold a conference call today to discuss these third quarter results and its outlook for the fourth quarter, at 12:00 p.m., EST. This call can be accessed at the Company's web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning today at 3:00 p.m. EST ending at midnight on October 31, 2003. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 3309682.

About the Company

Kerzner International Limited is a leading international developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com..

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the Securities Exchange Commission.

Investor inquiries should be directed to Omar Palacios, Vice President of Investor Relations of Kerzner International Limited at +1.242.363.6016.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In Thousands of Dollars Except Per Share Data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	**2002** [1] [2]	**2003**	**2002** [1] [2]
	(Unaudited)		(Unaudited)	
Revenues:				
Casino and resort revenues	$ 117,678	$ 112,531	$ 404,132	$ 389,539
Less: promotional allowances	(5,013)	(4,602)	(17,870)	(17,146)
Net casino and resort revenues	112,665	107,929	386,262	372,393
Tour operations	12,403	10,276	39,928	30,376
Relinquishment and development fees	9,455	8,502	26,374	24,296
Management and other fees	2,402	1,266	7,674	5,588
Insurance recovery	-	-	2,819	1,100
Other	1,339	1,127	3,715	3,315
	138,264	129,100	466,772	437,068
Expenses:				
Casino and resort expenses	64,829	65,250	203,659	200,727
Tour operations	11,178	9,050	35,294	26,584
Selling, general and administrative	24,324	21,155	76,103	63,349
Corporate expenses	8,358	7,781	24,491	21,902
Depreciation and amortization	13,904	13,923	41,537	40,781
	122,593	117,159	381,084	353,343
Income from operations	15,671	11,941	85,688	83,725
Other income and (expenses):				
Interest income	615	1,066	2,635	2,458
Interest expense, net of capitalization	(7,114)	(9,313)	(21,917)	(30,227)
Equity in earnings (losses) of associated companies, net	(1,382)	(941)	122	887
Gain on replacement of damaged assets	-	-	2,514	-
Gain on settlement of territorial and other disputes	-	-	-	5,069
Loss on early extinguishment of debt	-	(876)	-	(15,882)
Other, net	(876)	(122)	(932)	(204)
	(8,757)	(10,186)	(17,578)	(37,899)
Income from continuing operations before income taxes and minority interest	6,914	1,755	68,110	45,826
Provision for income taxes	(64)	(393)	(370)	(1,183)
Minority interest	(133)	-	(662)	-
Income from continuing operations	6,717	1,362	67,078	44,643
Income (loss) from discontinued operations, net of income tax effect	(204)	(1,799)	1,305	(5,698)
Net income (loss)	$ 6,513	$ (437)	$ 68,383	$ 38,945
Diluted net income (loss) per share:				
Income from continuing operations	$ 0.22	$ 0.05	$ 2.29	$ 1.56
Income (loss) from discontinued operations, net of income tax effect	-	(0.07)	0.04	(0.20)
	$ 0.22	$ (0.02)	$ 2.33	$ 1.36
Weighted average number of shares outstanding - diluted	30,075	28,722	29,323	28,538

(1) The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.

(2) Loss on early extinguishment of debt, net of income tax effect, has been reclassified from an extraordinary loss to other income and expenses.

Kerzner International Limited
Reconciliation of Adjusted Net Income to GAAP Net Income
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

| | For the Three Months Ending September 30, | | | | For the Nine Months Ending September 30, | | | |
| | 2003 | | 2002 | | 2003 | | 2002 | |
	$	EPS	$	EPS	$	EPS	$	EPS
Adjusted net income [1]	$ 8,074	$ 0.27	$ 2,238	$ 0.08	$ 64,373	$ 2.20	$ 54,356	$ 1.90
Income (loss) from discontinued operations, net of income tax effect [2]	(204)	-	(1,799)	(0.07)	1,305	0.04	(5,698)	(0.20)
Insurance recovery [3]	-	-	-	-	2,819	0.10	1,100	0.04
Gain on replacement of damaged assets [3]	-	-	-	-	2,514	0.09	-	-
Share of loss from remediation costs at Harborside [4]	(192)	-	-	-	(751)	(0.03)	-	-
Share of loss from the One&Only Palmilla pre-opening expenses [5]	(1,165)	(0.05)	-	-	(1,877)	(0.07)	-	-
Early extinguishment of debt, net of income tax effect [6]	-	-	(876)	(0.03)	-	-	(15,882)	(0.56)
Gain on settlement of territorial and other disputes [7]	-	-	-	-	-	-	5,069	0.18
Net income (loss)	$ 6,513	$ 0.22	$ (437)	$ (0.02)	$ 68,383	$ 2.33	$ 38,945	$ 1.36

(1) Adjusted net income is defined as net income (loss) before income (loss) from discontinued operations, net of income tax effect, insurance recovery, gain on replacement of damaged assets, share of loss from remediation costs at Harborside, share of loss from the One&Only Palmilla pre-opening expenses, early extinguishment of debt, net of income tax effect, and gain on settlement of territorial and other disputes. Adjusted net income is presented to assist investors and management in analyzing the performance of the Company and is a principal basis for valuation of companies. Management considers adjusted net income to be a better measure on which to analyze current results and base expectations of future results than net income from continuing operations computed in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). This information should not be considered as an alternative to U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company.

(2) The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the first quarter of 2003. The Company has recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the first quarter of 2003, which was reduced by net losses incurred while winding down the operations of the business, including the writedown of net assets and other associated costs.

(3) Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(4) The Company recorded a loss for its share of remediation costs related to Harborside arising primarily from damage incurred from Hurricane Michelle. This loss has not been reduced by any potential insurance recovery, but Harborside has filed a claim with its insurers, which is presently under negotiation.

(5) In April 2003, the One&Only Palmilla was temporarily closed in order to commence an approximate $80.0 million expansion project. As a result, the Company recorded a loss for its 50% share of the pre-opening expenses incurred subsequent to the closing of the resort.

(6) The Company recognized a loss on early extinguishment of debt arising primarily from the refinancing of 9% Senior Subordinated Notes and open market repurchases of 8 5/8% Senior Subordinated Notes.

(7) In 2002, the Company recognized a gain on settlement of territorial and other disputes with a principal shareholder.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	**2002**	**2003**	**2002**
EBITDA [1]	$ 29,575	$ 25,864	$ 124,406	$ 123,406
Insurance recovery	-	-	2,819	1,100
Depreciation and amortization	(13,904)	(13,923)	(41,537)	(40,781)
Other expense, net	(8,757)	(10,186)	(17,578)	(37,899)
Provision for income taxes	(64)	(393)	(370)	(1,183)
Minority interest	(133)	-	(662)	-
Income (loss) from discontinued operations, net of income tax effect	(204)	(1,799)	1,305	(5,698)
Net income (loss)	$ 6,513	$ (437)	$ 68,383	$ 38,945

(1) EBITDA is defined as net income before insurance recovery, depreciation and amortization, other expense, net, provision for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect. Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information regarding the Company's ability to incur and service debt. In addition, management uses EBITDA to assess the Company's operating performance, measure cash flows from operations before debt service and to make capital investment decisions. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Kerzner International Limited
Summary Segment Data
(In Thousands of Dollars)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	**2002**	**2003**	**2002**
EBITDA: [1]				
Paradise Island [2]	$ 28,419	$ 24,247	$ 120,307	$ 116,028
Mohegan Sun	9,455	8,502	26,374	24,296
Luxury resorts [3] [4]	(1,296)	(312)	(1,789)	1,393
Corporate and other [5]	(7,003)	(6,573)	(20,486)	(18,311)
	$ 29,575	$ 25,864	$ 124,406	$ 123,406
Paradise Island:				
Gross revenues: [6]				
Casino	$ 32,084	$ 26,818	$ 102,359	$ 92,624
Rooms	40,453	40,538	150,140	147,504
Food and beverage	30,176	30,390	102,754	102,709
Other	14,965	14,785	48,879	46,702
	$ 117,678	$ 112,531	$ 404,132	$ 389,539
Promotional allowances	(5,013)	(4,602)	(17,870)	(17,146)
Net revenues	$ 112,665	$ 107,929	$ 386,262	$ 372,393
EBITDA margin [7]	25.2%	22.5%	31.1%	31.2%

(1) EBITDA is defined as net income before insurance recovery, depreciation and amortization, other expense, net, provision for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect.

(2) Includes the results of operations from the Company's wholly owned tour operator and the One&Only Ocean Club.

(3) Includes management and development fees from the Company's luxury resort business, excluding the One&Only Ocean Club, and expenses relating to operating these businesses.

(4) Reported before any reduction related to the minority interest in One&Only (Indian Ocean) Management Limited that the Company does not own. One&Only (Indian Ocean) Ocean Management Limited is responsible for managing and developing the Company's luxury resorts in Mauritius and Maldives. Effective January 1, 2003, the Company has an ownership interest of 80% in this entity. For the quarter and nine months ended September 30, 2003, the minority interest in this business decreased net income by $0.1 million and $0.7 million, respectively.

(5) Corporate and other represents corporate expenses reduced by certain revenues not attributable to Paradise Island, Mohegan Sun or luxury resorts.

(6) Excludes revenue from the Company's wholly owned tour operator and includes the results of the One&Only Ocean Club.

(7) Paradise Island's EBITDA margin is defined as EBITDA divided by net revenues.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	**2002**	**2003**	**2002**
Atlantis:				
Occupancy	79%	82%	82%	84%
ADR [1]	$ 225	$ 214	$ 261	$ 253
RevPar [2]	$ 177	$ 176	$ 215	$ 213
One&Only Ocean Club: [3]				
Occupancy	82%	65%	80%	67%
ADR [1]	$ 563	$ 539	$ 753	$ 719
RevPar [2]	$ 462	$ 349	$ 603	$ 483

Management believes that results of operations in the hotel industry are best explained by three key performance measures; occupancy, average daily rate ("ADR") and revenue per available room ("RevPAR") levels. These measures are influenced by a variety of factors including national, regional and local economic conditions, the degree of competition with other hotels in the area and changes in travel patterns. The demand for accommodations at Atlantis and the One&Only Ocean Club is also affected by normal recurring seasonal patterns in which Atlantis and the One&Only Ocean Club experience lower occupancy levels in the fall and winter months (September through mid-December) which may result in lower revenues, lower net income and less cash flow during these months.

(1) Average daily rate represents total room revenues divided by the total number of paid room nights occupied by resort guests.

(2) Revenue per available room represents total room revenues divided by total available rooms.

(3) The One&Only Ocean Club 2003 results exclude rooms that were temporarily closed from September 2, 2003 through September 30, 2003 in order for the Company to commence the Ocean Club expansion that is part of its Phase III-A development on Paradise Island.